Exhibit 8.1

Subsidiaries of Westport Fuel Systems Inc.

Name	Jurisdiction of Incorporation	Percentage interest held
Westport Fuel Systems Canada Inc.	Canada	100
Westport Fuel Systems Co., Ltd.	China	100
Westport Fuel Systems Italy S.r.l.	Italy	100
Cespira Canada Limited Partnership	Canada	55
Cespira Sweden AB	Sweden	55

*Other subsidiaries have been omitted because, in aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the end of the fiscal year covered by this report.